UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 333-189579

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

	June 30, 2013*	December 31, 2012

PLAN ASSETS AND LIABILITIES

Total Plan Assets	$—	$9,994,757

Net Assets Available for Benefits at Fair Value	—	9,994,757

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	—	(35,676)

Net Plan Assets	$—	$9,959,081

Note:	The above Employee Retirement Income Security Act of 1974 (ERISA) plan information is presented in accordance with the Department Of Labor (DOL) Form 5500, Schedule I.

*	Effective June 30, 2013, the Plan transferred its net assets of $10,349,845 and merged into the Dominion East Ohio Gas Union Savings Plan (the East Ohio Plan). The Plan’s participants became participants in the East Ohio Plan in accordance with the terms thereof.

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

Six Months Ended June 30, 2013

INCOME, EXPENSES AND TRANSFERS

ADDITIONS:
Contributions:
Participant contributions	$215,740
Employer contributions	50,744

Total contributions	266,484

Investment income:
Interest	11
Dividends	71,328
Net appreciation in fair value of investments	399,329
Income from Master Trust	259,321

Total investment income	729,989

Interest income on notes receivable from participants	4,425

Total additions	1,000,898

DEDUCTIONS:
Benefits paid to participants	604,692
Administrative expenses	5,442

Total deductions	610,134

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	390,764

TRANSFER OF PARTICIPANTS’ ASSETS FROM THE PLAN*	(10,349,845)

NET DECREASE IN NET ASSETS	(9,959,081)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	9,959,081

End of year	$—

Note: The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

*	Effective June 30, 2013, the Plan transferred its net assets of $10,349,845 and merged into the East Ohio Plan. The Plan’s participants became participants in the East Ohio Plan in accordance with the terms thereof.

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

June 30, 2013*
SPECIFIC ASSETS

Employer Securities	$—

Participant Loans	$—

Note: The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

*	Effective June 30, 2013, the Plan transferred its net assets of $10,349,845 and merged into the East Ohio Plan. The Plan’s participants became participants in the East Ohio Plan in accordance with the terms thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN (name of plan)

Date: June 30, 2014	/s/ Shannon Venable
Shannon Venable
Vice President, Dominion Resources Services, Inc.
Human Resources

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